1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2019

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Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

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No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date：	October 25, 2019	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

This is to report 1) the changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM); 2) the changes in the pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of September 2019.

1.	The changes in the shareholdings of our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares:
Number of shares held as of
	Title	Name	8/31/2019	9/30/2019	Changes
	Vice President	Cliff Hou	420,639	422,141	1,502
	Vice President and Chief Financial Officer	Wendell Huang	1,651,288	1,651,321	33
Note: Shareholdings include shares held by the related parties.

2.	The changes in the pledge of TSMC common shares by our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares:
Number of shares pledged as of
	Title	Name	8/31/2019	9/30/2019	Changes
	Vice President	Irene Sun	220,000	-	(220,000)
Note: Dr. Irene Sun retired from the Company on September 30, 2019.

3.	The acquisition of assets (in NT$ billion)：
	Description of assets		Amount
	Machinery and facility equipment		NT$140.3
	Fixed-income investment		NT$5.9

4.	The disposition of assets (in NT$ billion)：
	Description of assets		Amount
	Fixed-income investment		NT$9.5